

November 15, 2013

<u>Via E-mail</u>
Konstantinos Konstantakopoulos
Chief Executive Officer
Costamare Inc.
60 Zephyrou Street &
Syngrou Avenue
17564 Athens, Greece

      Re: Costamare Inc.
              Registration Statement on Form F-3
              Filed October 21, 2013
              File No. 333-191833

Dear Mr. Konstantakopoulos:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

<u>Registration Statement Cover Page</u>

2. We note your disclosure in footnote 1 to the Calculation of Registration Fee table that "[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units." To the extent that separate consideration is to be received, please confirm that the aggregate amount of such consideration will be included in the aggregate offering price of all securities sold. Refer to Rule 457(i) of the Securities Act of 1933, as amended.

<u>Global Securities, page 14</u>

3. We note the disclosure that you may issue debt securities in the form of registered global securities. However, the global securities are not listed in the registration statement fee table, the prospectus cover page or in the legality opinion. Please confirm your understanding that any global securities will be considered separate securities from the deposited securities, the offering of which will require separate registration under the Securities Act of 1933 or an exemption from such registration. In this regard, please tell us whether you intend to register the offering of the global securities under this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       William P. Rogers, Jr., Esq.
       Cravath, Swaine & Moore LLP